SUB-ITEM 77I

                       TERMS OF NEW OR AMENDED SECURITIES

                         AIM INTERNATIONAL FUNDS, INC.

On March 12, 2002, the Board of Directors on behalf of AIM International Funds, Inc. (the "Company") approved the creation of the Class R shares for AIM European Development Fund (as of July 1, 2002, known as AIM European Growth
Fund) and AIM International Equity Fund (as of July 1, 2002, known as AIM International Growth Fund), (the "Funds"). On June 3, 2002, the Company commenced operations of the Class R shares for the Funds. Class R shares are sold at net asset value, and are not subject to an initial sales charge. Class R shares are redeemable at their net asset value (subject, in certain circumstances, to a contingent deferred sales charge) at the option of the shareholder or at the option of the Company in certain circumstances. Each class of shares represents interests in the same portfolio of investments. Differing sales charges and expenses will result in differing net asset values and dividends and distributions. Upon any liquidation of the Company, shareholders of each class are entitled to share pro rata in the net assets belonging to the applicable Funds allocable to such class available for distribution after satisfaction of outstanding liabilities of the Funds allocable to such class. Each share of the Funds generally have the same voting, dividend, liquidation and other rights; however, each class of shares of the Funds are subject to different sales loads, conversion features, exchange privileges and class-specific expenses. Only shareholders of a specific class may vote on matters relating to that class' distribution plan. Shareholders of the Funds are entitled to one vote per share (with proportionate voting for fractional shares), irrespective of the relative net asset value of the shares of the Funds. However, on matters affecting an individual Fund or class of shares, a separate vote of shareholders of that Fund or class is required. Shareholders of the Fund or class are not entitled to vote on any matter which does not affect that Fund or class but that requires a separate vote of another Fund or class. When issued, shares of the Funds are fully paid and nonassessable, have no preemptive or subscription rights and are freely transferable. Class R shareholders do not have conversion rights. Class R shareholders do not have cumulative voting rights, which means that in situations in which shareholders elect directors, holders of more than 50% of the shares voting for the election of directors can elect all of the directors of the Company, and the holders of less than 50% of the shares voting for the election of directors will not be able to elect any directors.

         The Articles of Incorporation provide that no director or officer of the Company shall be liable to the Company or its shareholders for money damages, except (i) to the extent that it is proved that such director or officer actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (ii) to the extent that a judgment or other final adjudication adverse to such director or officer is entered in a proceeding based on a finding in the proceeding that such director's or officer's action, or failure to act was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The foregoing shall not be construed to protect or purport to protect any director or officer of the Company against any liability to the Company or its shareholders to which such director or officer would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such office. The Company shall indemnify and advance expenses to its currently acting and former directors to the fullest extent that indemnification of directors is permitted by the Maryland General Corporation Law. The Company shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law. The Board of Directors may, by by-law, resolution or agreement make further provision for indemnification of directors, officers, employees and agents of the Company to the fullest extent permitted by the Maryland General Corporation Law.